EXHIBIT 11

CTG RESOURCES, INC. AND SUBSIDIARIES

COMPUTATION OF CONSOLIDATED BASIC AND FULLY DILUTED
EARNINGS PER SHARE
(Dollars in Thousands Except for Shares and Per Share Data)

	Fiscal Year Ended September 30,
	1999	1998	1997	1996	1995

Net income applicable to common stock:
Income	$ 13,624	$ 15,196	$ 17,075	$ 18,995	$ 17,019
Less-Preferred stock dividends	61	61	62	63	62
Net income applicable to
common stock	$ 13,563	$ 15,135	$ 17,013	$ 18,932	$ 16,957

Weighted average number of shares
of common stock outstanding
during the year:
Basic	8,613,455	8,871,349	10,632,001	10,146,932	9,926,980
Restricted Stock Plan Shares	34,574	51,616	51,758	28,612	32,389
Options	8,843	-	-	-	-
Fully Diluted	8,656,872	8,922,965	10,683,759	10,175,544	9,959,369

Net income per share of common
stock:
Basic	$ 1.57	$ 1.71	$ 1.60	$ 1.87	$ 1.71
Fully Diluted	$ 1.57	$ 1.70	$ 1.59	$ 1.86	$ 1.70